UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*

KCAP Financial, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

48668E101
(CUSIP Number)

Dov Gertzulin
DG Capital Management, LLC
460 Park Avenue, 22nd Floor
New York, NY 10022
Tel. No.: 646-942-5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 6, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 500233101

1	Names of Reporting Persons. DG Capital Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 1,151,334 shares (See Item 2 below)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 1,151,334 shares (See Item 2 below)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,151,334 shares (See Item 2 below)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 3.1%
14	Type of Reporting Person (See Instructions) IA, OO (Limited Liability Company)

1	Names of Reporting Persons. Dov Gertzulin
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 1,151,334 shares (See Item 2 below)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 1,151,334 shares (See Item 2 below)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,151,334 shares (See Item 2 below)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 3.1%
14	Type of Reporting Person (See Instructions) HC, IN

SCHEDULE 13D

Item 1.                          Security and Issuer
This Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the “Common Stock”), of KCAP Financial, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 295 Madison Avenue, 6th Floor, New York, New York 10017.
Item 2.                          Identity and Background
(a) This Schedule 13D is being filed jointly by and on behalf of DG Capital Management, LLC (“DG Capital”) and Dov Gertzulin(together, the “Reporting Persons”).
Shares reported herein for DG Capital represent shares beneficially owned by private investment funds for which DG Capital serves as investment adviser.  Mr. Gertzulin serves as Managing Member of DG Capital.

(b) The address of the principal business office of each reporting person is 460 Park Avenue, 22nd Floor, New York, NY 10022.

(c) The principal business of DG Capital is acting as an investment adviser to private investment funds and other accounts.  The principal occupation of Mr. Gertzulin is serving as Managing Member of DG Capital.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or State securities laws or finding any violation with respect to such laws.
(f) See Item 6 of the cover pages.
Item 3.                          Source and Amount of Funds or Other Consideration
The shares of Common Stock reported herein were acquired in open-market transactions occurring from April 9, 2015 and through October 5, 2015 for an aggregate of $5,733,463 and were purchased using working capital of the private investment funds advised by DG Capital.

Item 4.                          Purpose of Transaction
The Reporting Persons acquired the shares of Common Stock reported herein based on the Reporting Persons’ belief that such shares represent an attractive investment opportunity.  However, the Reporting Persons intend to engage in discussions with the Board of Directors of the Issuer (the “Board”) regarding strategies to enhance shareholder value.  The Reporting Persons may also engage in discussions with the Board and/or members of the Issuer’s management team concerning, without limitation, the performance of management, potential business combinations and strategic alternatives and other matters concerning the Issuer.

On October 6, 2015, the Reporting Persons delivered to the Board of Directors of the Issuer a copy of the letter attached hereto as Exhibit 7.1, the contents of which are incorporated herein.
The Reporting Persons also may consider, formulate, discuss and seek to cause the Issuer to implement various plans or proposals intended to enhance the value of their current or future investment in the Issuer, enhance stockholder value or enhance the value of the Issuer’s assets, including plans or proposals that may involve extraordinary matters relating to the Issuer.  Any such action may be taken or advocated by the Reporting Persons alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties, and could include one or more purposes, plans or proposals that relate to or would result in any of the transactions, matters or effects enumerated in Items 4(a) through (j) of Schedule 13D.
The Reporting Persons review their holdings in the Issuer on a continuing basis and as part of this ongoing review, evaluate various alternatives that are or may become available with respect to the Issuer and its securities.  The Reporting Persons may from time to time acquire or cause to be acquired, additional equity or debt securities or other instruments of the Issuer, its subsidiaries or affiliates, or dispose or cause to be disposed, such equity or debt securities or other instruments, in any amount that the Reporting Persons may determine in their sole discretion, through open market transactions, privately negotiated transactions or otherwise.
From time to time, the Reporting Persons or entities to which they provide investment advice may, from time to time, (i) enter into derivative securities transactions or other hedging arrangements with respect to securities held for their accounts, (ii) hold shares of Common Stock in margin accounts or lend portfolio securities to brokers, banks or other financial institutions, or (iii) take other actions with respect to securities of the Issuer.   Loans of portfolio securities typically would obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and may provide that the borrower is entitled to exercise voting rights and retain dividends during the term of the loan.  From time to time, to the extent permitted by applicable law, the Reporting Persons or entities to which they provide investment advice may borrow securities, including shares of Common Stock, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short sale positions in such securities.
The information set forth in this Item 4 is subject to change , and there can be no assurances that the discussions or activities described in this Item 4 will continue or occur or that any of the Reporting Persons will or will not take, or cause to be taken, any of the actions described above or any similar actions.

Item 5.                          Interest in Securities of the Issuer
(a) and (b)  See Items 7-11 of the cover pages and Item 2 above.
Pursuant to Rule 13d-4, each of the Reporting Persons expressly declares that this Schedule 13D and any amendments hereto shall not be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities reported herein, except to the extent that such Reporting Person owns such shares.
The percentage calculations herein are based on information provided by the Issuer in its Quarterly Report for the quarter ended June 30, 2015, as filed with the Securities and Exchange Commission on August 5, 2015.

(c)  The following table lists the Reporting Persons’ transactions in the Common Stock that were effected during the sixty day period prior to the filing of this Schedule 13D:

Transaction	Date	No. Shares	Price Per Share
Open market purchase	8/24/2015	400	$4.28
Open market purchase	8/28/2015	13,975	$4.72
Open market purchase	9/8/2015	1,521	$4.75
Open market sale	9/22/2015	4,974	$4.87
Open market purchase	9/30/2015	20,000	$4.54
Open market purchase	10/1/2015	386,807	$4.76
Open market sale	10/1/2015	380,329	$4.76
Open market purchase	10/2/2015	3,800	$4.80
Open market purchase	10/2/2015	4,300	$4.79
Open market purchase	10/5/2015	6,629	$4.95

(d)  Not applicable.
(e)  Not applicable.
Item 6.                          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable.

Item 7.                          Material to Be Filed as Exhibits
Exhibit 99.1	Letter, dated October 6, 2015, from the Reporting Persons to the Board of Directors of the Issuer.
Exhibit 99.2	Joint Filing Agreement by and among the Reporting Persons.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:                October 6, 2015

DG Capital Management, LLC

By: /s/ Dov Gertzulin
Dov Gertzulin, Managing Member

Dov Gertzulin

By: /s/ Dov Gertzulin
Dov Gertzulin, Individually